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            AMENDMENTS OF BYLAWS OF NOBEL EDUCATION DYNAMICS, INC.
                           ADOPTED ON JUNE 18, 1996


     Resolved, that the Bylaws of the Corporation, as amended, be further amended by the deletion of the final sentence of Section 2.01, and the substitution of new text, so that Section 2.01 shall be and read in its entirety as follows:

     Section 2.01.  Number and Term of Office.  The number of directors of the
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Corporation shall be fixed by the Board of Directors but in no event shall be less than three, or more than nine. If no number is fixed by the Board, the number of directors shall be three. Directors shall hold office as provided in Article Eighth of the CompanyAEs Certificate of Incorporation.


     Resolved, that the Bylaws of the Corporation, as amended, be further amended by the deletion of existing Section 6.01, and the substitution of the following text, so that Section 6.01 shall be and read in its entirety as follows:

     Section 6.01.  By Stockholders or Directors.  These Bylaws may be amended
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or repealed at any regular meeting of the stockholders or directors, or at any special meeting thereof if notice of such amendment or repeal be contained in the notice of such special meeting; provided that Sectiona2.01 and this Section
6.01 of these Bylaws may only be amended by (i) the directors of the Corporation or (ii)aby the affirmative vote of the holders of shares entitled to cast at least two-thirds of the votes represented by the shares of all classes of stock of the Corporation entitled to vote generally in elections of directors, considered for purposes of this Section 6.01 as one class.